Nasdaq Regulation

Nasdaq

Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

November 24, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 28, 2025, The Nasdaq Stock Market (the "Exchange") received from Tidal Trust IV (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


Portfolio Building Block European Banks Index ETF
Portfolio Building Block World Pharma and Biotech Index ETF
Portfolio Building Block Integrated Oil and Gas and Exploration and Production Index ETF


We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi